Li Bang International Announces Topping-Out of Intelligent Kitchen Production Facility, Expects Operations to Begin in June 2026

JIANGYIN, China, February 12, 2025 (GLOBE NEWSWIRE) -- Li Bang International Corporation Inc. ("Li Bang International") and its subsidiaries (collectively, the "Company," "we," "us," "our company," or "Li Bang") (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that the main structure of its Phase II intelligent kitchen production facility located in Gushan Town, Jiangyin, was successfully topped out on January 28, 2026. The Company expects the facility to commence operations in June 2026.

The Phase II project represents a total investment of approximately RMB 200 million. Upon completion and full ramp-up, the facility is expected to produce about 5,000 sets of intelligent kitchen equipment annually, significantly enhancing the Company's manufacturing capacity and product capabilities.

Mr. Huang Feng, Chief Executive Officer and Chairman of the Board of Directors of the Company, commented: "The topping-out of our Phase II facility marks an important milestone in expanding our production capacity and advancing our intelligent manufacturing strategy. We are currently in discussions to put into two product lines, including intelligent cooking robots and commercial dishwashing systems. After the product lines become operational, the annual output value is expected to reach approximately RMB 300 million to RMB 500 million, further strengthening our long-term growth and market competitiveness."

The Company currently operates more than 30,000 square meters of modern production facilities equipped with advanced manufacturing systems, including fully imported Italian flexible production lines, automated bending centers, high-precision laser cutting equipment, and CNC press brakes, forming a highly efficient and scalable production system.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (Nasdaq: LBGJ) specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own "Li Bang" brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to

equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company's long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company's website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.
Investor Relations Department
Email: guanli@libangco.cn
WFS Investor Relations
Email: services@wealthfsllc.com
Phone: +1 628 283 9214